Schedule B

Transactions in Class A Shares

The following table lists all transactions completed by Tether Investments S.A. de C.V. in the Class A Shares since April 16, 2026, which were all completed through open market transactions:

Date	Shares Sold	Price
June 3, 2026	373,904	20.3668
June 4, 2026	253,117	20.0137